[LOGO]                                                CaminoSoft Corp
CaminoSoft                                            600 Hampshire Road, #105
                                                      Westlake Village, CA 91361
                                                      Tel (805) 370-3100
                                                      Fax (805) 370-3200
                                                      www.caminosoft.com

Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   CaminoSoft Corp. File no. 033-064534-LA
            Form 10-KSB: For the Year Ended September 30, 2004
            Form 10-QSB: For the Quarterly Period Ended December 31, 2004

Dear Mr. Wilson:

         On behalf of CaminoSoft Corp. ("CaminoSoft" or the "Company"), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the "Commission") dated March 16, 2005.

Annual Report on Form 10-KSB for the Year Ended September 30, 2004

Item 1, Business

Overview, page 3

1. We note that you entered into a licensing and distribution agreement with Legato Systems. Supplementally provide the material terms of this agreement. In your response specifically address the cash or assets exchanged, the future obligations of each party and how you accounted for this transaction. Further, tell how you considered EITF 98-3 in determining whether this was a purchase or assets or business.

      Company Response:

      The material terms of the Legato agreement with the Company are as follows:

      Legato granted the Company a non-exclusive and non-transferable license to use their source code to create derivative works and to support resellers and end-users. The Company will provide Legato with a 25% royalty on all future product sales.

      Royalty based right to market, distribute, license and sublicense the Software and all CaminoSoft derivative works. License to use and reproduce the software and CaminoSoft derivative works solely for the purpose of demonstrating such products. License to use, reproduce and have reproduced, modify, display, and distribute the documentation in any medium; and License to use, reproduce and have reproduced, modify, display and distribute any marketing materials provided to CaminoSoft with the Software pursuant to the agreement.

      CaminoSoft granted Legato a non-exclusive transferable license to reproduce and use source code for any derivative works to support Legato clients. Legato retains ownership of products and patents to the source code.

      CaminoSoft will pay Legato a royalty on all software and derivative works software sold by the server at a rate of 25% of the sale price less discounts.

      The agreement was strictly a license and distribution agreement with no assets being exchanged. Therefore in consideration of EITF 98-3 the agreement did not provide for inputs, processes or the resulting outputs that would classify the agreement as a business or asset purchase.

Item 6. Managements Discussion and Analysis and Plan of Operation

Results of Operations, page 14

2. In future filings, revise to discuss the causes for material changes in your financial statement line items from period to period. For example, your revised disclosure should discuss reasons that your revenue increased and your cost of goods sold as a percentage of revenue decreased from the fiscal year ended September 30, 2003 to September 30, 2004. See Regulation S-B, Item 303(b)(1)(iv) and SEC Release 33-8350, section III.B.4.

      Company Response:

      The Company confirms that all future filings will include more detail for the causes for material changes in our financial statement line items from period to period, including changes in revenue and cost of sales line items based on the example given.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3. We note from your revenue recognition policy that you apply both SOP 97-2 and EITF 00-21. Supplementally provide and revise future filings to disclose the nature and terms of arrangements that are subject to SOP 97-2 and EITF 00-21. In your response specifically address how you determine that fair value for each element in multiple element arrangements pursuant to the authoritative literature you are applying. Also provide us and in future filings revise to disclose, information pursuant to SAB Topic 13B, including the types of license arrangements, types of services provided, products sold and your revenue recognition policy for each type of product/service.

      Company Response:

      The Company does not have any multiple element arrangements. To date the Company derives its revenue from one source, software sales. Software sales include a new software license and product support and update revenue. New software license revenue represents all fees earned from granting customers perpetual licenses to use our data management software applications. Excluded are annual service contracts for support and update of the software. We enter into a legally binding arrangement with the customer for the license of the software (nearly 100% by individual purchase order), we deliver the product, customer payment is fixed or determinable and free of contingencies or significant uncertainty, and collection is probable.

      Substantially all of our product software license revenues are recognized in this manner. All of our software license arrangements include one year of support and update, which are recognized ratably over the term of the arrangement, typically one year. Software license updates provide customers with rights to unspecified upgrades, maintenance releases and patches during the term of the support agreement. Support includes internet access to technical content, as well as internet and telephone access to technical customer support personnel. Product support is based on a percentage of new product license fees. Support can be purchased separately if the product is not under a current support contract and is based on the same percentage of the list price of the product license. The Company's product line is small and all products are sold by individual server licenses and are considered data management products. To date this is the only type of sale the Company has entered into.

      The Company confirms that in future filings it will additionally disclose information pursuant to SAB Topic 13B, including types of licensing arrangements, types of services provided, based on the products and services sold. To date only two types of sales occur, product sales of new licenses and support contracts for those product sales based on a percentage of the list price of the product.

4. We note that you recognize revenue when an arrangement exists, with a determinable sales price and shipment has occurred. Tell us and revise in future filings to disclose how you consider collectibility in determining whether revenue should be recognized. In your response address whether your arrangements provide for contingent payment terms, rights to refunds, rights of return or extended payment terms and how you consider these provisions, if any, in determining when revenue should be recognized. We refer you to paragraphs 26 through 33 of SOP 97-2.

      Company Response:

      The Company considers collectability in determining whether revenue should be recognized. The Company uses a combination of payment history, outside credit agency reports and other financial data available to establish the level of credit worthiness for each client. The software license sales are based on a fixed price for a specific number of units and is for a specific customer with a purchase order specific to the sale. Payment terms are consistent (net 30 days) and there are no extended terms or contingencies that would not allow for the revenue to be recognized after shipment. Annual service contract revenue is taken ratably over the term of the service period. The Company's reserve for bad debt has been more than sufficient to handle any uncollectible accounts historically and it is less than 1%. Based on the criteria in SOP 97-2 paragraphs 26 through 33 the Company is in compliance with the current revenue recognition policy. In future filings we will disclose how the Company considered collectability in determining the revenue recognition policy.

5. We note from disclosures throughout your filing that you enter into arrangements with distributors and resellers. Tell us and revise future filings to disclose how you recognize revenue pursuant to these arrangements. In your response specifically address your consideration of paragraph 30 of SOP 97-2 in determining your revenue recognition for sales through distributors and resellers.

      Company Response:

      Our arrangements with distributors and resellers has no provision for inventory or consignment of the Company's products. Any purchase of the Company's products are by specific purchase order for specific end-users. The agreement with distributors and resellers determines the level of discount from list price for the specific distribution partner. Credit worthiness of distributors and resellers is determined the same as a direct purchase from an end-user. If credit terms are not appropriate the Company would limit the amount of credit available or make all purchases cash with order. The products are evaluated by the distributors and resellers and in many cases the end-user clients prior to a formal purchase order being issued by the distributor. Our reserve for bad debt includes the reserve for all sales whether to end-users or distributors and resellers. Historically the amount of reserve has more than covered any uncollectible accounts. After the Company considered paragraph 30 of SOP 97-2 we have determined that our current revenue recognition policy is correct for the historical and continued product sales whether to end-users or the distribution channel. The Company will disclose in future filings how we considered revenue recognition in regard to these distribution agreements.

6. Supplementally, provide us with a revised revenue recognition policy footnote that addresses the above comments.

      Company Response:

      REVENUE RECOGNITION

      The Company derives revenue from new software license sales and annual support and upgrade sales. For software license arrangements we recognize new software license revenue when: we enter into a legally binding arrangement with the customer or distributor for the license of the software, via specific purchase orders for each sale, we deliver the products, the payment amount is fixed and determinable and collection is probable. Substantially all of our new software license revenues are recognized in this manner. Substantially all of these sales include one year of annual support and upgrade revenue. This annual support revenue is recognized ratably over the term of the support agreement, usually in one year increments. To date these are the only types of sales the Company makes. Credit terms are consistent for end-users and distributors and resellers and the credit worthiness of each purchase is taken into account prior to shipment and billing of the product.

      The Company's revenue recognition policies are in compliance with all applicable accounting regulations, including Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition in Financial Statements, American Institute of Certified Public Accountants ("AICPA"), Statement of Position ("SOP") 97-2, Software Revenue Recognition, SOP 98-9, Modification of SOP 97-2, with Respect to Certain Transactions and Emerging Issues Task Force Issue 00-21, Revenue Arrangements with Multiple Deliverables.

Note 4 - Notes Payable, page F-13

7. We note that you issued warrants in connection with the $750,000 two-year loan and recorded the fair value ($311,953) of the warrants as deferred financing costs. Supplementally, tell us your basis for recording the fair value of the warrants as deferred financing costs as opposed to debt discount. We refer you to paragraphs 13 through 17 of APB 14.

      Company Response:

      In recording the expense for warrants associated with a two-year loan, the warrants were treated separately and detachable from the debt and the fair value of the warrants (based on Black-Scholes) were therefore also treated separately. The fair value of the warrants were treated as additional paid in capital and recorded at fair value as deferred financing costs with the expense to be taken ratably over the term of the note. The Company allocated the relative fair values of the debt and warrants both at the time of issuance.

      The Company acknowledges that only financing costs which represent actual cash paid should be classified as an asset. The Company confirms that in future filings we will re-class the net amount as a debt discount.

Segments

8. Revise future filings to provide general information and enterprise-wide segment disclosures pursuant to paragraphs 26(a) and 36 through 39, respectively, of SFAS 131.

      Company Response:

      The Company confirms future filings will include general information and enterprise-wide segment disclosures pursuant SFAS 131.

Certification

9. We were unable to locate your CEO certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

      Company Response:

      The certification was inadvertently omitted from the Company's prior filings. The certification is attached to this response and is on file with the Company. The 906 CEO certifications will be included in all future filings.

All questions and comments regarding the foregoing can be addressed to David Ficksman on (310) 789-1291 or the undersigned on (805) 370-3100.


                                       Kind regards,


                                       Stephen W. Crosson
                                       Chief Financial Officer
                                       CaminoSoft Corp.
cc:  David Ficksman
Sheri Watts
Michael Skelton
Martin Casaus

Exhibit 32

     Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on form 10-KSB for the Year Ended September 30, 2004 (the "Report") by CaminoSoft Corp., the undersigned hereby certifies that:

      1. The Report complies in all material respects with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

      2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant.

                                       /s/ MICHAEL SKELTON
                                       -----------------------------------------
                                       Michael Skelton
                                       Chief Executive Officer